EXHIBIT NO. 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation

Valley Ridge Bank	Michigan
Valley Ridge Realty, Inc.*	Michigan
Valley Ridge Financial Services, Inc.*	Michigan
Valley Ridge Mortgage Company*	Michigan
West Shore Computer Services, Inc.**	Michigan

*Subsidiaries of Valley Ridge Bank

**Valley Ridge Bank owns a 20% interest in this company.